Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Pre-Effective Amendment No. 1 to the 1933 Act Registration Statement (Form N-6, File No. 333-276970) and related Prospectus of The Lincoln National Life Insurance Company for the offering of interests in Lincoln MoneyGuard Market Advantage 2024, dated May 3, 2024.

We also consent to the use of our reports (1) dated March 15, 2024, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 3, 2024, with respect to the financial statements of each of the subaccounts within Lincoln Life Flexible Premium Variable Life Account M, for the year ended December 31, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

May 3, 2024